Room 4561

July 13, 2007

Mr. Daniel Lender
Chief Financial Officer
QAD, Inc.
One Lexmark Center Drive
6450 Via Real
Carpinteria, California 93013

> **RE: QAD, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Form 10-Q for Quarter Ended April 30, 2007**
> **File No. 0-22823**

Dear Mr. Lender:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief